Newsmax Inc.

750 Park of Commerce Drive, Suite 100
Boca Raton, Florida 33487

March 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Kim & Stephen Krikorian

Re:	Newsmax Inc.
Offering Statement on Form 1-A
File No. 024-12567

Ladies and Gentlemen:

On behalf of Newsmax Inc. (the “Company”), I hereby request qualification of the above-referenced Offering Statement at 4:00 PM Eastern Time on Friday, March 7th, 2025, or as soon thereafter as is practicable. The participant in the Company’s offering received a no objections letter from FINRA on February 18, 2025.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling Edward Welch at (212) 634-3085.

Sincerely,

Newsmax Inc.

By:	/s/ Darryle Burnam
Name:	Darryle Burnham
Title:	Chief Financial Officer